Form 10-K405, Exhibit 13
FMC GOLD CO
filed 1995-03-29
CIK 814429

                                   --------
                                   FMC GOLD
                                    COMPANY
                                   --------




                                 ANNUAL REPORT





                                     1994

CONTENTS

Message to Stockholders    2
Exploration                4
Development                5
Operations                 6
Financial Review           9
Financial Results         12
Directors and Officers    24



STOCKHOLDER DATA

ANNUAL MEETING OF STOCKHOLDERS
FMC Gold's annual meeting of stockholders will be held at 11 a.m. on Wednesday, May 3, 1995, in the Gold Room of the Stanford Court Hotel at 905 California Street, San Francisco, California.

Notice of the meeting, together with proxy material, will be mailed approximately 40 days prior to the meeting to stockholders of record as of March 15, 1995.


TRANSFER AGENT AND REGISTRAR OF STOCK
Harris Trust and Savings Bank
P.O. Box 755
Chicago, Illinois 60690

Questions concerning FMC Gold common stock should be sent to the above address.


EXCHANGE LISTINGS
Common stock: New York Stock Exchange FMC Corporation subordinated debentures exchangeable into FMC Gold common stock: Luxembourg Exchange


COMMON STOCK SYMBOL
FGL


FORM 10-K
A copy of the company's annual report to the Securities and Exchange Commission on Form 10-K for 1994 is available upon written request to:

FMC Gold Company
Communications Department
200 East Randolph Drive
Chicago, Illinois 60601

However, most information required under Parts I, II and III of Form 10-K has been incorporated by reference to the annual report to stockholders or the proxy statement.


FMC Gold was incorporated in 1987 under Delaware law.


ABOUT THE COVER:
The image is a Landsat Thematic Mapper composite of an area in northern Chile, acquired in January 1986 and one of the exploration targets currently being explored by FMC Gold. The image features a 6,000-meter volcano, the Cerro Azufre
o Copiapo; a lake, Laguna del Negro Francisco; and various rock types differentiated by color.


CORPORATE PROFILE

FMC Gold is a precious metals producer, with 1994 production of 163,000 ounces of gold and 154,000 ounces of silver. FMC Gold has reserves of 1.8 million ounces of gold.

FMC Gold was formed in 1987 through a combination of FMC Corporation's North American Precious Metals interests. In June 1987, FMC Gold sold 11.4 percent of its shares to the public. In May 1990, FMC Gold issued eight million new shares of stock to acquire Meridian Gold Company. FMC Corporation holds the remaining 80 percent of shares.

FMC Gold today has one producing property: Jerritt Canyon (30 percent ownership), located near Elko, Nevada. The Beartrack mine (100 percent ownership) in Salmon, Idaho, is in full-scale development and is expected to go into production in 1995. In addition, FMC Gold pursues an active exploration program through its property inventory in the western United States, Mexico and Chile.


  1994 HIGHLIGHTS
. Gold production of 163,000 ounces.

. In June 1994, the company purchased the remaining 14 percent interest in the Beartrack joint venture from Minex, bringing FMC Gold's ownership in the property to 100 percent.

. Capital expenditures rose to $56 million in 1994, primarily for development of the Beartrack property near Salmon, Idaho. Production is scheduled to begin in mid-1995.

. At year-end, FMC Gold held cash and cash equivalents of $118 million.

[GRAPH]

SILVER PRICES
HIGH/LOW

         1994     1993     1992     1991     1990

High     5.81     5.42     4.34     4.55     5.36
Low      4.99     3.56     3.66     3.53     3.96



[GRAPH]

GOLD PRICES
HIGH/LOW

         1994     1993     1992     1991     1990

High      395      406      359      403      420
Low       370      326      330      344      348



[GRAPH]

PRODUCTION
GOLD EQUIVALENT OUNCES
(IN THOUSANDS)

         1994     1993     1992     1991     1990

          166      331      441      383      402



[GRAPH]

PRODUCTION COSTS(1)
$ PER GOLD EQUIVALENT OUNCE

              1994     1993     1992     1991     1990

Full Cost      363      310      290      326      240
Cash Cost      246      194      180      220      161



[GRAPH]

EARNINGS PER SHARE

                            1994    1993    1992    1991    1990

                            0.00    0.12    0.20    0.10    0.56
                                   (0.70)


OPERATING SUMMARY

                                                                   1994        1993        1992
Production (thousands of ounces):
   Gold                                                              163         321         418
   Silver                                                            154         863       1,926
   Total (gold equivalent)                                           166         331         441
Average realized price (ounce):
   Gold                                                          $384.00     $357.00     $343.00
   Silver                                                        $  5.29     $  3.94     $  4.01
Average cash cost of production per gold equivalent ounce(1)     $246.00     $194.00     $180.00
Year-end reserves (thousands of ounces):
   Gold                                                            1,769       1,752       2,279
   Silver                                                             --          --       4,321

FINANCIAL SUMMARY

(In millions, except per share data)                               1994        1993        1992
Sales                                                            $  63.4     $ 118.9     $ 150.0
Income before write-downs and other charges(2)                   $   0.2     $   9.3     $  14.4
Write-downs and other charges                                    $    --     $ (60.6)    $    --
Net income (loss)                                                $   0.2     $ (51.3)    $  14.4
Earnings (loss) per common share:
   Income before write-downs and other charges(2)                $    --     $  0.12     $  0.20
   Net income (loss)                                             $    --     $ (0.70)    $  0.20

Exploration costs                                                $  11.2     $  14.4     $  12.2
Capital expenditures                                             $  56.2     $  18.5     $  19.0
Cash flow                                                        $ (48.4)    $  12.5     $  28.9

Common shares outstanding                                           73.5        73.5        73.5
Common stock prices
   High                                                          $ 7-1/8     $ 7-3/8     $ 6-1/4
   Low                                                           $ 3         $ 4         $ 4


(1)Cash cost of production includes all mine-site cash operating and administrative expenses, including royalties and net proceeds taxes. Selling expenses and pre-production stripping costs are excluded. Full cost includes all cash costs plus non-cash costs and corporate overhead.

(2)Supplemental financial information. Income before write-downs and other charges, and related earnings per share, should not be considered in isolation nor as alternatives for net income (loss) or as the sole measures of the company's profitability.

MESSAGE TO STOCKHOLDERS




      [PHOTO]


   Larry D. Brady


1994 results for FMC Gold are disappointing.

With the May 1993 shutdown of our Paradise Peak mill and the July 1994 closure of Royal Mountain King, production declined to 166,000 gold equivalent ounces, and sales fell 47 percent to $63.4 million. Revenues were helped somewhat by our unhedged position, which allowed the company to benefit from higher precious metals prices during 1994. Average realized gold prices of $384 per ounce were $27 higher than the prior year.

    We generated net income of $0.2 million as operating profits at Paradise Peak and Royal Mountain King, together with substantial interest income and a reduction in our liability for future reclamation spending, essentially offset an operating loss at Jerritt Canyon and our exploration and administration costs.

    This year's successes at Paradise Peak and Royal Mountain King are one-time events. Other issues persist. At our minority-owned operation at Jerritt Canyon, now our only producing property, we were disappointed by lower mill ore grades and recoveries. We're working aggressively with our majority partner at Jerritt Canyon to reorient the mine plan.

    Meanwhile, legal developments have raised concern about the anticipated start up of Beartrack, located in the Salmon National Forest near Salmon, Idaho. In the second quarter, we became 100 percent owners of the Beartrack property by purchasing our partner's 14 percent share, and we announced plans to begin development of the property. In the third quarter of 1994, the Pacific Rivers Council and the Wilderness Society, represented by the Sierra Club Legal Defense Fund, Inc., filed a motion seeking an injunction against all ongoing and future activities in the national forests of Idaho, including mining, that could affect the local endangered species of salmon. Early in 1995, an injunction was issued, stayed and subsequently dissolved.

    We're continuing our development plans at Beartrack based on our successful, three-year permitting effort and a favorable biological opinion from the National Marine Fisheries Service.

    Longer term, the key to our future lies in exploration activities, and we made progress on this front. During 1994, we funded an $11 million exploration program. More than half of this spending related to prospects outside the United States, up from approximately one-third the prior year. We accelerated international exploration to further evaluate targets in Chile and Mexico and to generate additional opportunities in Chile. Our drilling program in Chile has

                                                             [PHOTO]


                                                        Brian J. Kennedy


yielded particularly encouraging results over the past year.

    This growing international focus is consistent with the increasingly stringent regulatory environment in the United States and favorable trends in mining elsewhere. Focused exploration spending on international projects will continue in 1995.

    Meanwhile, our international business development group is attempting to pursue advanced-stage opportunities in the former Soviet Union and China. The process, however, is a long and frustrating one.

    In the United States, we focused our exploration efforts on the Rossi property on the Carlin Trend and the Jerritt Canyon operation, both in Nevada. Drilling at Rossi, aimed at deep targets, has yielded substantial intercepts. The Jerritt Canyon program resulted in the SSX and Dash deposits being added to proven and probable reserves. During 1995, we will continue our deep drilling program at the Rossi property and will continue to assess the overall claim block at Jerritt Canyon.

    The company's gold reserves totaled 1.8 million ounces at year-end, unchanged from the prior year. At Jerritt Canyon, exploration efforts focused on replenishing proven reserves and identifying new resources. But by year-end 1994, FMC Gold's 30-percent share of proven and probable gold reserves had declined 10 percent to 793,000 ounces. With our 1994 purchase of the remaining 14 percent interest in Beartrack, FMC Gold now counts 976,000 ounces of proven and probable reserves at that site.

    At year-end, our balance sheet included $118 million of cash equivalents. This strong cash position with no debt ensures our ability to respond to successful exploration or business development programs.


[SIGNATURE]

Larry D. Brady
Chairman of the Board
and Chief Executive Officer


[SIGNATURE]

Brian J. Kennedy
President and Chief
Operating Officer

March 10, 1995

            EXPLORATION


Total exploration spending in 1994 was $14.1 million, with $11.2 million expensed and $2.9 million capitalized. In the United States, we spent a total of $7.5 million, primarily seeking ore extensions around the Beartrack and Jerritt Canyon properties. The company spent $5.9 million in prospect drilling and reconnaissance work in Latin America, mainly in Chile and Mexico. We capitalized the $2.9 million of development work at Jerritt Canyon related to the SSX and DASH deposits.
    Results from the Chilean program are encouraging, and we expect to increase our exploration spending there in 1995. At the 30-percent-owned
Jerritt Canyon mine, we located significant mineralization and made extensions to reserves. But total reserves declined 10 percent to 793,000 ounces. The extensive Rossi property, situated at the north end of the Carlin Trend, continues to provide good drilling results. Further large-scale evaluation will continue in the coming year.



FMC GOLD ORE RESERVES (PROVEN AND PROBABLE)(1)




                             December 31, 1994             December 31, 1993
(In thousands,
 except grades)         Tons(2)   Grade   Ounces(3)   Tons(2)   Grade  Ounces(3)
                                  (OPT)    (Cont)               (OPT)    (Cont)
Gold
  Jerritt Canyon (30%)
    Millable            4,744      0.167      793      5,530     0.158     876
    Heap leach             --         --       --        150     0.026       4

  Royal Mountain King
    Millable               --         --       --        628     0.053      33
  Beartrack
    Heap leach(4)      27,572      0.035      976     23,712     0.035     839
                      --------------------------------------------------------
      Total            32,316       N/A     1,769     30,020      N/A    1,752
------------------------------------------------------------------------------


(1) Reserve estimates for 1994 and 1993 are based on assumed prices of $375 and $350 per ounce for gold, respectively.

(2) Based on optimized mine plans, which incorporate as necessary the impacts of dilution and access for FMC Gold operations.

(3) Contained ounces exceed recoverable ounces due to metal losses experienced during the extraction process. Precious metal recoveries are dependent on process used, grade of ore and metallurgy. Estimated recoveries are as follows: Jerritt Canyon mill ore--90%. Jerritt Canyon heap-leach ore--60%. Royal Mountain King mill ore--75-80%. Beartrack heap-leach ore--66%.

(4) Beartrack's 1993 reserves were determined based upon an 86% ownership interest in the property. During 1994, the company purchased the remaining 14% interest from Minex to obtain 100% ownership of the property.

                                                                     DEVELOPMENT

In the second quarter, we announced that we would begin development of the Beartrack property. The decision was based on favorable gold prices and a biological opinion by the National Marine Fisheries Service that the proposed Beartrack mine was "not likely to jeopardize" the endangered species of salmon.

    In 1994, we invested $48 million of an expected $57 million for this project.

    The project is a heap-leach operation containing approximately one million ounces of proven and probable gold reserves. Eighty-five percent of the minable ore reserves are on patented land. Annual production is expected at about 100,000 ounces per year. The first gold production is expected by mid-year 1995. Cash costs are expected to approximate $190 per ounce in 1995.

    In October, the Sierra Club Legal Defense Fund, Inc., on behalf of certain other organizations, sued the National Marine Fisheries Service and other federal agencies for violation of the Endangered Species Act, alleging that the Marine Fisheries' biological opinion failed to satisfy the requirements of the act.

    In a lawsuit currently pending in Federal District Court in Idaho (Pacific Rivers Council v. Thomas), the Pacific Rivers Council and the Wilderness Society sought an injunction during the third quarter of 1994 against all ongoing and future forest activities, including mining, that could affect the endangered salmon in Idaho's national forests. In early 1995, that injunction was issued, stayed and subsequently dissolved as the U.S. Forest Service completed its consultation with the National Marine Fisheries Service regarding existing land resource management plans for Idaho's national forests and potential effects on endangered salmon.

    Based on our favorable biological opinion from the National Marine Fisheries Service, which we believe was carefully considered and fully supported by the record, we are continuing our planned activity at the Beartrack site. We plan to have production on stream by mid-1995. However, a different conclusion in the remaining lawsuit could result in suspension of further development or operation of the Beartrack property.

OPERATIONS



Jerritt Canyon

The Jerritt Canyon mine, located 57 miles northwest of Elko, Nevada, is 30-percent-owned by FMC Gold. Our joint-venture partner, Independence Mining Company, Inc. (IMC), is a wholly owned subsidiary of Minorco (U.S.A.) Inc., and operates the mine.

    Development and mining activities take place at Jerritt Canyon on various ore bodies scattered over a 160-mile claim block. Ore is processed through one of two milling circuits--a wet mill circuit for less refractory ores, and a dry milling and ore roasting circuit for more refractory ores that contain a higher carbon content.

    In 1994, FMC Gold's 30 percent share of gold production was 98,000 ounces, down 9 percent from the previous year, reflecting lower ore grades and recoveries. The mine moved 27 million tons of material, down 35 percent from the prior year because a substantial portion of existing open pit resources have been exhausted.

    Mill through-put declined 5 percent in 1994 to 8,122 tons per day. The average grade of ore milled declined 8 percent to 0.119 ounces per ton, while the average recovery slipped from 89 percent in 1993 to 88 percent in the current year.

    The average cash cost of production increased 18 percent to $283 per ounce, reflecting a combination of fewer tons being mined with higher mining cost per ton.

    At year-end 1994, FMC Gold's share of reserves declined 10 percent to 793,000 ounces. Approximately two-thirds of the current reserve is contained in underground ore bodies, with nearly half of the total in the New Deep ore body discovered in 1990.

    FMC Gold's share of exploration costs on the claim block was $2.9 million in 1994.

Paradise Peak

The wholly owned Paradise Peak mine, located 140 miles southeast of Reno, Nevada, discontinued operation of the mill in May 1993, and mining activity ended in August 1993. Reclamation of the mine site began in 1993. During the reclamation process, the operation has been able to recover residual ounces from the low-grade heap-leach operations.

    Gold production in 1994 was 39,000 ounces, roughly 25 percent of the prior year's output; similarly, silver production decreased 84 percent to 130,000 ounces. Cash costs of production increased 6 percent to $124 per ounce.

    Reclamation of the mine site progressed well in 1994. The reclamation process is likely to continue into 1997. As we continue to detoxify the heap-leach pads, we expect to recover a small amount of additional gold in the first quarter of 1995.

Royal Mountain King

The wholly owned Royal Mountain King mine, located in Calaveras County, 40 miles east of Stockton, California, was shut down in July 1994 due to the depletion of the ore body. As a result, the mine produced 26,000 ounces of gold versus 55,000 ounces the prior year.

    Cash costs of $296 per ounce in 1994 were 12 percent lower than the prior year due to lower mining costs, as a significant portion of production came from processing stockpiled material.

    Decommissioning of the mill facility and reclamation of the mine site began in August. The reclamation process is expected to continue for several years, with the majority of spending completed by 1998.

STATISTICAL SUMMARY

   ------------------------------------------------------------------------------------
                                       1994       1993       1992       1991       1990
   Tons of ore processed (thousands)
     Paradise Peak
       --Mill                            --        587      1,727      1,558      1,409
       --Heap leach                      --      3,918      4,715      3,217        803
                                      -------------------------------------------------
         Total                           --      4,505      6,442      4,775      2,212
     Jerritt Canyon (FMC Gold share)    889        936        897        865        754
     Royal Mountain King                700      1,334      1,405      1,368        659
   ------------------------------------------------------------------------------------
   Ore grade (ounces per ton)
     Paradise Peak (Mill)
       --Gold                            --      0.115      0.097      0.079      0.136
       --Silver                          --      1.900      1.511      2.166      5.599
     Paradise Peak (Heap leach)
       --Gold                            --      0.026      0.028      0.029      0.028
       --Silver                          --      0.331      0.278      0.316      0.540
     Jerritt Canyon (Mill)            0.119      0.129      0.117      0.145      0.147
     Royal Mountain King (Mill)       0.051      0.053      0.060      0.057      0.068
   ------------------------------------------------------------------------------------
   Recoveries
     Paradise Peak (Mill)
       --Gold                            --         89%        93%        92%        94%
       --Silver                          --         57%        63%        63%        68%
     Paradise Peak (Heap leach)
       --Gold                            --         82%        74%        72%        74%
       --Silver                          --          8%        17%        16%        20%
     Jerritt Canyon (Mill)               88%        89%        89%        88%        88%
     Royal Mountain King (Mill)          73%        77%        82%        78%        81%
   ------------------------------------------------------------------------------------
   Production (thousands of ounces)
     Gold
       Paradise Peak
         --Mill                          --         61        157        114        183
         --Heap leach                    39         97         94         68         16
       Jerritt Canyon
         (FMC Gold share)                98        108         96        113         98
       Royal Mountain King               26         55         71         62         35
                                      -------------------------------------------------
           Total                        163        321        418        357        332
     Silver
         --Mill                          23        698      1,709      2,176      5,395
         --Heap leach                   131        165        217        161         86
                                      -------------------------------------------------
           Total                        154        863      1,926      2,337      5,481

           Total--gold equivalent(1)    166        331        441        383        402

   (1) Silver/gold conversion ratio: 72.5:1 in 1994, 90.6:1 in 1993, 85.5:1 in 1992,
       89.1:1 in 1991, 77.8:1 in 1990.
   ------------------------------------------------------------------------------------
   Cash cost of production ($ per gold
     equivalent ounce)
       Paradise Peak                   $124       $117       $134       $180       $106
       Jerritt Canyon                  $283       $240       $230       $219       $237
       Royal Mountain King             $296       $336       $285       $353       $365
         Average                       $246       $194       $180       $220       $161
   Full cost of production             $363       $310       $290       $326       $240

FINANCIAL REVIEW


SALES AND EARNINGS
--------------------------------------------------------------------------------
Sales decreased to $63.4 million from $118.9 million in 1993, reflecting the July 1994 shutdown of the mill at Royal Mountain King and heap-leach only production at Paradise Peak, offset slightly by higher precious metals prices. Gold production declined 49 percent and silver production declined 82 percent. At Paradise Peak, gold production declined to 39,000 ounces in 1994, due to the May 1993 mill shutdown and the winding down of the heap-leach operation. At
Jerritt Canyon, the company's 30 percent share of gold production declined to 98,000 ounces due to lower ore grades and recoveries in both the ore-roasting process and the wet mill. The Royal Mountain
King mine produced 26,000 ounces of gold in 1994, a 53 percent decrease from 1993. Silver production continued to decline in 1994, to 154,000 ounces compared with 863,000 ounces in 1993, as the heap-leach operation at Paradise Peak wound down.
  The average realized price of gold increased to $384 per ounce from $357 in 1993. Average realized silver prices rose to $5.29 per ounce from $3.94 per ounce in 1993. The company's average precious metal prices were essentially equal to commodity market averages.
  Cost of sales decreased to $53.8 million in 1994 due to the mill shutdowns at Paradise Peak and Royal Mountain King and a $4.0
million reversal of previously accrued reclamation expense. $2.8 million in previously accrued reclamation was reversed for Paradise
Peak, and another $1.2 million was reversed for the Austin joint venture, which went out of production in 1989. The reversals were based on the latest estimates for total reclamation spending for these properties. Offsetting some of these cost reductions was an increase in Jerritt Canyon depletion expense of $4.8 million due to a deterioration of minable tons in several open pits. Average cash costs of production increased to $246 per gold equivalent ounce from $194 in 1993, reflecting the exhaustion of low-cost mill ore at Paradise Peak. Cash costs at Paradise Peak increased to $124 per gold equivalent ounce in 1994, as costs were spread over fewer ounces produced. Royal Mountain King cash costs per ounce declined to $296 from $336 in 1993 due to lower mining costs.
Jerritt Canyon cash costs increased to $283 per ounce from $240 in 1993 due to a 9 percent decline in production and higher mining costs per ton.
  Exploration spending declined to $11.2 million in 1994 as a result of the capitalization of $2.9 million of exploration spending at Jerritt
Canyon, and slightly lower spending for grassroots programs. Selling, general and administrative expenses decreased slightly to $6.6 million in 1994, due to lower allocated costs from FMC Corporation (FMC), as well as continued cost reduction efforts. Interest income increased to $8.7 million in 1994, as improved interest rates on loans to FMC overcame the decreases in cash and cash equivalents that occurred in the second half of 1994 due to development spending at Beartrack.
  Net income was $0.2 million in 1994 compared with net income of $9.3 million before the impact of write-downs and other charges in 1993. After $60.6 million of write-downs and other charges the company reported a net loss of $51.3 million in 1993. Earnings per share were breakeven for 1994 compared with losses per share of $0.70 in 1993.

TAXES
--------------------------------------------------------------------------------
The company's effective tax rate increased to 73 percent in 1994 compared with a 1 percent tax benefit in 1993. The company's break-even earnings in 1994 and $51.6 million loss in 1993 distort effective tax rate comparisons between 1994 and 1993. The 1994 provision primarily represents a prior-year adjustment to the company's foreign sales corporation benefits. Also in 1994, depletion tax benefits and net operating loss carryover benefits were offset by increases to the valuation allowance to fully reserve deferred tax assets.
In 1993, the company did not tax effect $60.6 million of asset write-downs and other charges.

LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------
Cash to meet the company's operating needs, finance capital expen-ditures and fund exploration activities was provided from operations and existing cash reserves (including loans due from FMC). At
December 31, 1994, cash and cash equivalents totaled $118.4 million, primarily in the form of loans to FMC, which have varying maturities and are payable on demand. As of December 31, 1994, FMC's cash on hand and available credit lines were more than adequate to allow repayment of these loans.
  Capital expenditures rose to $56.2 million in 1994 due mainly to the start up of development of the Beartrack property. Capital expenditures related to Beartrack included $35 million of develop-ment and $6 million to purchase the remaining 14 percent interest in the Beartrack property. Other capital expenditures included $14.9 million in spending for mine development and equipment additions at Jerritt Canyon and approximately $0.3 million of new capital for Reno-based exploration and administrative functions.
  The company also invested an additional $7 million in Beartrack in 1994, primarily to purchase put options, giving the company the right to sell gold at an agreed-upon price, and to fund working capital needs.
  On December 31, 1994, the company paid a dividend on common stock of $0.05 per share to stockholders of record on December 8, 1994.
  Expected cash requirements for 1995 include approximately

$37 million for planned capital expenditures, primarily associated with bringing the Beartrack project into production in 1995 and further mine development at Jerritt Canyon. Exploration spending for 1995 is expected to approximate $12 million and $3.7 million is planned for dividends, based on the current dividend rate. The company expects to fund these requirements from cash flow from operations and existing cash and cash equivalents.
  As a matter of course, the company periodically evaluates the possible acquisition of other mining assets or companies. Should such an acquisition occur, or should mine development at any of the company's existing properties prove beneficial, significant cash requirements may be necessary. The company believes that any unexpected cash requirements could be funded by existing cash reserves (including loans due from FMC) or through borrowing from third parties.

1994 FOURTH QUARTER COMPARED WITH 1993
--------------------------------------------------------------------------------
Sales in the fourth quarter fell 57 percent to $11.3 million from $26.3 million in the fourth quarter of 1993, as a result of the shutdown of the mill at Royal Mountain King and lower heap-leach production from Paradise Peak.
  In the fourth quarter, the average realized price of gold increased to $386 per ounce from $373 per ounce in 1993. The average realized price of silver increased 9 percent to $5.15 per ounce. Gold production decreased to 29,000 ounces from 64,000 ounces in the fourth quarter of 1993. At Paradise Peak, gold production declined to 5,000 ounces from 22,000 ounces in the fourth quarter of 1993.
The decrease in gold production reflected the winding down of the heap-leach operation. At Jerritt Canyon, gold production decreased
23 percent to 24,000 ounces in the fourth quarter due to lower mill ore grades and recoveries.
  Silver production for the fourth quarter declined to 26,000 ounces from 47,000 ounces in 1993 as a result of the winding down of the heap-leach operation at Paradise Peak.
  Cost of sales decreased $10.0 million to $9.8 million due mainly to the cessation of mill operation at Royal Mountain King and a $4.0 million reversal of previously accrued reclamation expense at Paradise Peak and the Austin joint venture property. The Austin joint venture property went out of production in 1989. Offsetting some of these cost reductions was an increase in Jerritt Canyon depletion expense due to a deterioration of minable tons in several open pits.
Average cash production costs for the quarter increased to $268 per gold equivalent ounce compared with $209 per gold equivalent ounce in 1993, reflecting the decline in low-cost production from Paradise Peak.
  Exploration expense declined $4.0 million to $0.9 million due to timing of spending for grassroots programs and the capitalization of $2.9 million of exploration spending at the Jerritt Canyon property.
Selling, general and administrative expenses declined $0.4 million, as a result of lower allocated costs from FMC Corporation and continuing cost reduction efforts. Interest income decreased slightly to $2.1 million as the loan balances declined but better interest rates were achieved.
  Net income for the quarter declined to $0.6 million from $3.1 million (before $60.6 million in write-downs and other charges) in 1993, due to the lower production resulting from the mill shutdown at Royal Mountain King and the winding down of the heap-leach operation at Paradise Peak. In December 1993, the company recorded an after-tax charge of $60.6 million, or $0.82 per share, primarily to cover the write-down of the Beartrack development property. After the $60.6 million charge, 1993 losses per share were $0.78 for the quarter. Earnings per share for the fourth quarter of 1994 were $0.01.

1993 COMPARED WITH 1992
--------------------------------------------------------------------------------
Sales decreased to $118.9 million from $150.0 million in 1992, primarily due to a 23 percent decrease in gold production and a 55 percent decrease in silver production, offset in part by higher gold prices. At Paradise Peak, gold production decreased to 158,000 ounces from 251,000 ounces in 1992, due to the exhaustion of mill grade ore in July, 1993. At Jerritt Canyon, the company's 30 percent share of gold production increased to 108,000 ounces from 96,000 ounces in 1992 due to higher ore grades. Production at the Royal
Mountain King mine declined to 55,000 ounces from 71,000 ounces in 1992 as a result of lower ore grades and recoveries. Silver production declined to 863,000 ounces from 1.9 million ounces in 1992, reflecting the exhaustion of mill grade silver ore at Paradise Peak.
  The average realized price of gold increased to $357 per ounce from $343 per ounce in 1992. The average realized price of silver declined slightly to $3.94 from $4.01 per ounce in 1992.
  Average cash costs of production increased to $194 per gold equivalent ounce from $180 in 1992, reflecting the exhaustion of the low-cost mill ore at Paradise Peak, in addition to higher costs at Jerritt Canyon and Royal Mountain King.
  Exploration spending increased to $14.4 million in 1993, with increased spending related to Jerritt Canyon and the expanding international program. Selling, general and administrative expenses decreased to $7.0 million in 1993 from $7.7 million in 1992 as a result of lower allocated costs from FMC Corporation (FMC) and continued cost reduction efforts. Interest income increased to $8.3 million in 1993, reflecting a $12.5 million increase in cash and cash equivalents and higher interest rates on loans to FMC. Net income in 1993 was $9.3 million before the impact of write-downs and other charges. In December 1993, the company recorded a $60.6 million charge primarily for the write-down of assets. The charge included an asset write-down of $51.0 million for the Beartrack development property and related investments. After the $60.6 million in write-downs and other charges net loss for 1993 was $51.3 million. Losses per share were $0.70 in 1993, compared with earnings of $0.20 per share in 1992.

QUARTERLY FINANCIAL INFORMATION (unaudited)
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
(In millions, except per share data)                 1994                           1993
-------------------------------------------------------------------------------------------------------
                                         1st     2nd     3rd     4th     1st     2nd     3rd     4th
                                         Qtr.    Qtr.    Qtr.    Qtr.    Qtr.    Qtr.    Qtr.    Qtr.
-------------------------------------------------------------------------------------------------------
Sales                                  $ 22.3  $ 17.8  $ 12.0   $ 11.3  $ 35.5  $ 31.2  $ 25.9   $ 26.3
-------------------------------------------------------------------------------------------------------
Gross profit                           $  7.2  $  2.2  $ (1.4)  $  1.5  $  5.4  $  5.4  $  4.8   $  6.5
-------------------------------------------------------------------------------------------------------
Earnings (loss) before interest
     and taxes                         $  2.7  $ (2.6) $ (7.1)  $ (1.2) $  1.4  $ (0.4) $  0.2   $(61.1)
-------------------------------------------------------------------------------------------------------
Net income (loss)                      $  4.6  $ (0.3) $ (4.7)  $  0.6  $  2.8  $  1.0  $  2.4   $(57.5)
-------------------------------------------------------------------------------------------------------
Earnings (loss) per common share(1)    $ 0.06  $ 0.00  $(0.06)  $ 0.01  $ 0.04  $ 0.01  $ 0.03   $(0.78)
-------------------------------------------------------------------------------------------------------
Dividends per common share                                      $ 0.05                           $ 0.05
-------------------------------------------------------------------------------------------------------
Common stock prices:
   High                                $7 1/8  $6 7/8   $5 3/8  $4 7/8  $5 1/8  $6 7/8  $7 3/8   $5 3/4
   Low                                 $5 1/4  $5 1/8   $4 7/8  $3      $4      $4 3/8  $4 7/8   $4 7/8
=======================================================================================================
(1) Quarterly earnings per common share may differ from the full-year amounts due to rounding.

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------
--------------------------------------------------------------------------
(In thousands, except per share data)            Year ended December 31
--------------------------------------------------------------------------
                                                  1994      1993      1992
--------------------------------------------------------------------------
Sales                                          $63,369  $118,927  $150,030
--------------------------------------------------------------------------
Costs and expenses
Cost of sales                                   53,821    96,822   119,987
Exploration costs                               11,153    14,414    12,174
Selling, general and administrative expenses     6,551     7,003     7,664
Write-downs and other charges (Note 3)              --    60,600        --
--------------------------------------------------------------------------
Total costs and expenses                        71,525   178,839   139,825
--------------------------------------------------------------------------
Earnings (loss) before interest and taxes       (8,156)  (59,912)   10,205
--------------------------------------------------------------------------
Interest income                                  8,717     8,336     5,965
--------------------------------------------------------------------------
Income (loss) before income taxes                  561   (51,576)   16,170
Provision (benefit) for income taxes (Note 8)      410      (313)    1,725
--------------------------------------------------------------------------
Net income (loss)                              $   151  $(51,263) $ 14,445
==========================================================================
Earnings (loss) per common share (Note 1)      $    --  $  (0.70) $   0.20
--------------------------------------------------------------------------
See notes to consolidated financial statements.

                                                                FMC GOLD COMPANY

CONSOLIDATED BALANCE SHEETS
------------------------------------------------------------------------------
------------------------------------------------------------------------------
(In thousands, except per share data)                        December 31
------------------------------------------------------------------------------
                                                              1994        1993
------------------------------------------------------------------------------
Current assets
Loans due from FMC Corporation (Notes 1 and 12)          $ 120,326   $ 167,326
Trade receivables                                            1,496       2,527
Inventories (Note 4)                                         5,621       3,776
Other current assets                                         1,558       1,236
------------------------------------------------------------------------------
Total current assets                                       129,001     174,865
Property, plant and equipment, at cost (Note 5)            298,919     246,117
Accumulated depreciation                                  (197,652)   (185,512)
Deferred income taxes (Note 8)                                  --       2,527
Other assets (Notes 1 and 11)                                4,821         638
------------------------------------------------------------------------------
Total assets                                              $235,089    $238,635
==============================================================================

Current liabilities
Outstanding checks in excess of bank balances (Note 1)    $  1,940    $    542
Accounts payable, trade and other                           11,110       8,206
Accrued and other liabilities (Note 6)                       9,025      11,935
Amounts due to FMC Corporation (Note 12)                       594       1,069
Income taxes payable (Notes 1 and 8)                         1,919       4,922
------------------------------------------------------------------------------
Total current liabilities                                   24,588      26,674
Other long-term liabilities (Note 7)                        14,379      12,316
Commitments and contingent liabilities (Note 11)
------------------------------------------------------------------------------
Stockholders' equity
Preferred stock, $1.00 par value, authorized
  100,000 shares; none issued or outstanding                                --
Common stock, $0.01 par value, authorized
  150,000,000 shares; issued and outstanding
  73,484,395 shares in 1994 and 1993                           735         735
Capital in excess of par value                              68,609      68,609
Retained earnings                                          126,778     130,301
------------------------------------------------------------------------------
Total stockholders' equity                                 196,122     199,645
------------------------------------------------------------------------------
Total liabilities and stockholders' equity                $235,089    $238,635
==============================================================================

See notes to consolidated financial statements.

                                                                FMC GOLD COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                                                 Year ended December 31
-------------------------------------------------------------------------------------------------------------------------
                                                                                               1994        1993      1992
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income (loss)                                                                          $    151    $(51,263) $ 14,445
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Provision for depreciation and amortization                                                15,275      25,804    30,653
  Deferred tax provision (benefit) (Note 8)                                                   2,527      (1,335)   (3,022)
  Write-downs and other charges (Note 3)                                                         --      60,600        --

  (Increase) decrease in assets:
    Trade receivables                                                                         1,031       1,246        34
    Inventories                                                                              (1,845)      2,516        85
    Other current assets                                                                       (322)       (816)      169
    Other assets                                                                             (4,015)         --        --

  (Decrease) increase in liabilities:
    Accounts payable, trade and other                                                         2,904         390    (3,775)
    Accrued and other liabilities                                                            (2,910)      1,623     5,518
    Amounts due to FMC Corporation                                                             (475)       (313)     (110)
    Income taxes payable                                                                     (3,003)     (2,178)    4,047
    Other long-term liabilities                                                               2,063      (2,885)    3,153
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                                  $ 11,381    $ 33,389  $ 51,197
-------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Capital spending                                                                          (56,188)    (18,455)  (19,037)
  Disposal of property, plant and equipment, net                                                251       1,431       465
  Increase in other assets                                                                     (168)       (223)      (20)
-------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                       (56,105)    (17,247)  (18,592)
-------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Dividends paid                                                                             (3,674)     (3,674)   (3,674)
-------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                            (48,398)     12,468    28,931
Cash and cash equivalents, beginning of year                                                166,784     154,316   125,385
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                     $118,386    $166,784  $154,316
=========================================================================================================================

Supplemental disclosure of cash flow information:

Cash paid for income taxes during 1994, 1993 and 1992 was $895, $3,180 and $700, respectively.

See notes to consolidated financial statements.

                                                                FMC GOLD COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------------
                                                Number            Capital
                                                  of    Common   in excess    Retained
  (In thousands)                                shares  stock   of par value  earnings
--------------------------------------------------------------------------------------
   Balance December 31, 1991                    73,484   $735    $68,609     $174,467
   Net income                                                                  14,445
   Cash dividend ($0.05 per share)                                             (3,674)
-------------------------------------------------------------------------------------
   Balance December 31, 1992                    73,484    735     68,609      185,238
   Net loss                                                                   (51,263)
   Cash dividend ($0.05 per share)                                             (3,674)
-------------------------------------------------------------------------------------
   Balance December 31, 1993                    73,484    735     68,609      130,301
   Net income                                                                     151
   Cash dividend ($0.05 per share)                                             (3,674)
-------------------------------------------------------------------------------------
   Balance December 31, 1994                    73,484   $735    $68,609     $126,778
=====================================================================================

   See notes to consolidated financial statements.
                                                                FMC GOLD COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  PRINCIPAL ACCOUNTING POLICIES
----------------------------------------------------------------

CONSOLIDATION.
The consolidated financial statements include the accounts of FMC Gold Company ("the company") and all majority-owned subsidiaries. The accounts of joint ventures in which the company holds an interest are consolidated on a pro rata basis. All significant inter-company accounts are eliminated in consolidation.

CASH AND CASH EQUIVALENTS.
Cash and cash equivalents consists of:
-----------------------------------------------------------
                                 Year ended December 31
-----------------------------------------------------------
   (In thousands)                1994      1993     1992
-----------------------------------------------------------
Loans due from FMC
  Corporation                 $120,326   $167,326  $154,826
Outstanding checks in
  excess of bank balances       (1,940)      (542)     (510)
-----------------------------------------------------------
Total cash and cash
  equivalents                 $118,386   $166,784  $154,316
===========================================================

  Loans due from FMC consist of four notes, with varying maturities, due upon demand. Terms and conditions of these loans are covered by the management services agreement between the company and FMC (Note 12).
  As a result of the company's participation in FMC's centralized cash management system, the company reported a liability for outstanding checks in excess of bank balances due to the timing of cash transfers from FMC.

RECEIVABLES.
Trade receivables are stated net of allowance for doubtful accounts. The allowance for doubtful receivables was $0.3 million in 1994. There was no allowance in 1993.

INVENTORIES.
Finished goods inventories are stated at the lower of the average cost or market, and include labor, materials, other production costs and depreciation. No inventory value is assigned to stockpiled ore or in-process material, except for certain stockpiled leach-pad ore where cost includes labor, materials and other production costs.

PROPERTY, PLANT AND EQUIPMENT.
Property, plant and equipment, including development costs and capitalized interest associated with the construction of certain capital assets, is recorded at cost. Depreciation and amortization for financial reporting purposes is provided principally on the straight-line basis over the shorter of the estimated lives of the assets or the estimated proven and probable recoverable reserves. Gains and losses are reflected in income upon sale or retirement of assets.

  Maintenance and repairs are charged to expense in the year incurred. Expenditures that extend the useful life of property, plant and equipment or increase its productivity are capitalized.

MINERAL EXPLORATION AND DEVELOPMENT COSTS.
Mineral exploration and preliminary development costs are expensed as incurred. Development costs applicable to mineralized properties deemed capable of commercial production are capitalized and then amortized over units of production.

RECLAMATION.
Reclamation and shutdown costs to be incurred when mining operations are closed are estimated and accrued over the life of the mine.

INCOME TAXES.
Prior to January 1, 1993, income tax provisions were based on income reported for financial statement purposes, adjusted for transactions (permanent differences) that do not enter into the computation of income taxes payable. The company deferred the tax effects of timing differences between financial reporting and tax income. Effective January 1, 1993, the company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 requires an asset and liability approach, whereby deferred tax liabilities and assets are recognized for expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

FORWARD SALES AND HEDGING.
In order to minimize exposure to decreasing prices for portions of its gold production, the company has hedged future gold production by entering into contracts, such as fixed forward sales contracts and put options. Gains and losses related to these hedging transactions are recognized in revenues as the related production is sold. In addition, costs associated with the purchase of certain hedge instruments amounting to $4.0 million included in other assets for open put options as of December 31, 1994, are also deferred and recognized concurrently with the revenues related to the hedged production.

EARNINGS PER COMMON SHARE.
Earnings per common share are computed by dividing net income (loss) by the weighted average number of shares of common stock and common stock equivalents (incentive plan shares) outstanding during the year (73,484,395 in 1994, 1993 and 1992).

FINANCIAL INSTRUMENTS.
The fair value of financial instruments approximated their carrying values at December 31, 1994, 1993 and 1992. Fair values have been determined through information obtained from both market sources and management estimates.

  Accounting standards not adopted.  The Accounting Standards
Executive Committee of the AICPA adopted Statement of Position
94-6 on December 30, 1994. This SOP, "Disclosure of Certain Signifi-cant Risks and Uncertainties and Financial Flexibility," is effective for fiscal years ending after December 15, 1995. The disclosures required by the SOP focus primarily on the nature of an entity's operations, the use of estimates in preparation of financial statements and on risks and uncertainties that could significantly affect the amounts reported in the financial statements. The company plans to adopt the statement for the annual report to shareholders for 1995 but it is not possible, at this time, to determine what additional dis-closures may be necessary with respect to reasonably possible risks and uncertainties that could significantly affect the amounts reported in the 1995 financial statements.

NOTE 2  ACQUISITIONS AND DIVESTITURES
--------------------------------------------------------------------------------
In June 1994, the company agreed to purchase the remaining
14 percent interest in the Beartrack joint venture from MINEX for $6.0 million, bringing the company's ownership in the property to 100 percent. The first installment of $1.5 million was made to Minex in June. Another $1.5 million payment will be made in 1995, with the balance owed to Minex paid in $1.0 million installments in 1996, and 1997, and $0.5 million installments in 1998 and 1999. The Beartrack property is more fully described in management's review of operations.
  In April 1993, the company purchased the remaining 50 percent interest in the Humboldt Gold Venture from TRE Management Company for $5.5 million, bringing the company's ownership interest in all gold and precious metal-bearing ores in the related property to 100 percent. The former Humboldt Gold Venture is targeting deep gold mineralization at the "Rossi Property" on the Carlin Gold Trend in Nevada.

NOTE 3  WRITE-DOWNS AND OTHER CHARGES
--------------------------------------------------------------------------------
In December 1993, the company recorded a special charge of $60.6 million or $0.82 per share. This charge included a write-down of $51.0 million for the Beartrack development property and related invest-ments. The Beartrack property was acquired for stock in 1990. Gold prices did not increase as projected; and therefore, the book value of the property was written down to reflect the lower prices. The property, however, has potential to add shareholder value assuming certain gold prices and other positive conditions. As a result of improved prices and project economics, the company decided in May 1994 to invest $57 million to develop the project.
  Also included was a charge of $4.6 million associated with the write-down of fixed assets at the Royal Mountain King mine, which completed production in mid-1994. A charge of $5.0 million was also recorded at Paradise Peak for additional mine closure costs in 1994 and beyond. The Paradise Peak mill shut down in May, 1993.

NOTE 4  INVENTORIES
--------------------------------------------------------------------------------
Inventories included at cost in current assets at December 31 were:
-----------------------------------------------
(In thousands)                   1994      1993
-----------------------------------------------
Gold and silver                $  279    $  482
Leach-pad ore                   2,730        --
Materials and supplies          2,612     3,294
-----------------------------------------------
Total                          $5,621    $3,776
===============================================

  Gold and silver inventories are in the form of dore, which is suitable for delivery to precious metal treatment facilities. These inven-tories are generally sold to and further processed by these facilities into forms suitable for end uses.

NOTE 5  PROPERTY, PLANT AND EQUIPMENT
--------------------------------------------------------------------------------
Property, plant and equipment consists of the following:
---------------------------------------------------------
                                         December 31,
---------------------------------------------------------
(In thousands)                             1994      1993
---------------------------------------------------------
Land and land improvements             $  9,484  $  8,700
Buildings                                 5,037     5,177
Machinery and equipment                 153,295   152,643
Construction in progress                 47,685     4,189
Development costs                        72,832    64,822
---------------------------------------------------------
Capitalized interest                     10,586    10,586
---------------------------------------------------------
  Total cost                            298,919   246,117
Accumulated depreciation                197,652   185,512
---------------------------------------------------------
Net property, plant and equipment      $101,267  $ 60,605
=========================================================

  Depreciation expense was $15.3 million, $25.8 million and $30.7 million in 1994, 1993 and 1992, respectively.

NOTE 6  ACCRUED AND OTHER LIABILITIES
--------------------------------------------------------------------------------
Accrued and other liabilities at December 31 were:
----------------------------------------------------
(In thousands)                        1994      1993
----------------------------------------------------
Shutdown and reclamation accrual
  (Notes 1 and 7)                   $3,537   $ 9,036
Notes Payable (Note 2)               1,500        --
Accrued bonus and payroll              838     1,588
Other                                3,150     1,311
----------------------------------------------------
Total                               $9,025   $11,935
----------------------------------------------------

NOTE 7  OTHER LONG-TERM LIABILITIES
--------------------------------------------------------------------------------
Other long-term liabilities at December 31 were:
----------------------------------------------------
(In thousands)                         1994     1993
----------------------------------------------------
Shutdown and reclamation accrual
  (Notes 1 and 6)                   $11,372  $12,209
Notes Payable (Note 2)                3,000       --
Other                                     7      107
----------------------------------------------------
Total                               $14,379  $12,316
====================================================

  Shutdown and reclamation accruals represent estimated costs of earthwork such as recontouring, revegetation, and stabilization.
Also included are heap-leach encapsulation, facility decommissioning, and human resources costs.
  In determining the estimated costs, the company considers such factors as changes in laws and regulations, the likelihood of additional permits being required, requirements under existing operating permits, and estimated operating costs. Such analyses are performed on an ongoing basis.
  Based on the latest cost estimates, in December the company reversed $2.8 million of previously accrued reclamation expense for Paradise Peak and $1.2 million for the Austin joint venture.
  At December 31, 1994 accrued reclamation costs, including those identified in Note 6--Accrued and Other Liabilities, associated with Paradise Peak were $7.2 million, Royal Mountain King $5.8 million, Austin $0.3 million, and Jerritt Canyon $1.7 million. Reclamation spending at each of these facilities is expected to continue in 1995 and beyond.

NOTE 8  INCOME TAXES
--------------------------------------------------------------------------------
Effective January 1, 1993, the company adopted Statement of Financial
Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes."
The company has elected not to restate the financial statements of any prior years. There was no cumulative effect on pre-tax income and net income for the change in accounting method.
  On March 31, 1994, FMC increased its ownership interest in the company to 80 percent. Due to this increased ownership percentage, the company will be included in FMC's federal tax return for tax periods beginning April 1, 1994, under a tax-sharing agreement whereby the company will pay to FMC amounts generally equal to the tax the company would have been required to pay had it filed a separate return.
  For state tax purposes, the company will generally continue to be included in FMC's combined returns. The tax-sharing agreement for periods beginning after April 1, 1994 provides that the company will be liable for the incremental impact the company has on FMC's state tax liability in states where FMC files combined returns.
In addition, in the states where the company files separate state tax returns, the company will be responsible for the tax due thereunder.
Differences between the recorded state tax provision and that cal-culated on a separate return basis were immaterial. The company's management believes that all determinations under the agreements have been made in a manner that is fair and reasonable in the circumstances.
  The provision (benefit) for income taxes consists of:

---------------------------------------------------------
                                Year ended December 31
---------------------------------------------------------
(In thousands)                 1994       1993       1992
---------------------------------------------------------
Current:
  Federal                   $(2,117)   $   782     $ 4,418
  State                          --        240         329
----------------------------------------------------------
Total current                (2,117)     1,022       4,747
Deferred                      2,527     (1,335)     (3,022)
----------------------------------------------------------
Total provision (benefit)   $   410    $  (313)    $ 1,725
==========================================================

  Significant components of the company's deferred tax assets and liabilities are as follows:

----------------------------------------------------------
                                    Year ended December 31
----------------------------------------------------------
(In thousands)                              1994      1993
----------------------------------------------------------
Alternative minimum tax carryforwards   $ 12,536  $ 12,183
Reclamation reserves                       5,206     6,429
Capitalized exploration costs              4,857     5,203
Property, plant and equipment              3,297     3,446
General reserves                           2,332     2,122
Loss carryforwards                         1,749        --
Accrued pension and other
  postretirement benefits                    715       661
Other                                        429       865
----------------------------------------------------------
Deferred tax assets                       31,121    30,909
Valuation allowance                      (30,810)  (27,230)
----------------------------------------------------------
Deferred tax assets, net of allowance   $    311  $  3,679
==========================================================
Capitalized development costs                --   $   (896)
Other                                      (311)      (256)
----------------------------------------------------------
Deferred tax liabilities                $  (311)  $ (1,152)
==========================================================
Net deferred tax assets                 $    --   $  2,527
==========================================================

  The valuation allowance for deferred tax assets as of December
31, 1993 was $27,230. The net change in the valuation allowance during 1994 was an increase of $3,580, to take additional allowance against all remaining net deferred tax assets.
  The company has an alternative minimum tax credit carryover of $12.5 million for income tax purposes. This credit is available to offset future regular taxes to the extent those taxes exceed the alter-native minimum tax computed for the respective carryover year.

  The effective income tax provision (benefit) differs from that com-puted by applying the applicable federal statutory rate of 35 percent for 1994 and 34 percent for 1993 and 1992 to income before taxes for the following reasons:
----------------------------------------------------------------
                                         Year ended December 31
----------------------------------------------------------------
(In thousands)                         1994       1993      1992
----------------------------------------------------------------
Expected tax provision (benefit)    $   197   $(17,536)  $ 5,498
Foreign sales corporation
  income not subject to
  U.S. tax                             (769)    (2,714)   (1,650)
Percentage depletion                 (1,217)    (3,674)   (4,862)
Imputed interest expense                 --          9       279
Alternative minimum tax                  --         --       491
Net operating loss carryover         (1,796)        --     3,079
Change in valuation reserve           3,580     22,632        --
Loss on foreign subsidiaries            398        787        --
Purchase accounting
  differences                            --         --    (1,334)
State income taxes, less
  federal income tax benefit             --        158        79
Other                                    17         25       145
----------------------------------------------------------------
Actual tax provision (benefit)      $   410   $   (313)  $ 1,725
================================================================

  The source and tax effect of the deferred income tax benefit for the year ended December 31, 1992 is as follows (In thousands):
--------------------------------------------------------
Alternative minimum tax                          $(2,370)
Tax depreciation greater (less)
  than book                                       (4,304)
Exploration and
  development costs                                  968
Shutdown and
  reclamation costs                               (2,454)
Net operating loss carryover                       5,535
Other timing differences                            (397)
--------------------------------------------------------
Total deferred income tax (benefit)              $(3,022)
========================================================

NOTE 9  EXPORT SALES AND SALES TO MAJOR CUSTOMERS
--------------------------------------------------------------------------------
U.S. export sales to unaffiliated customers by destination of sale are as follows:
----------------------------------------------------
                          Year ended December 31
----------------------------------------------------
(In thousands)        1994         1993         1992
----------------------------------------------------
Canada             $25,240     $ 20,063     $ 21,563
Western Europe      37,555       98,404      125,367
----------------------------------------------------
Total              $62,795     $118,467     $146,930
====================================================

  The company's products may be purchased and refined by several Canadian, European and domestic refiners. Sales to three refiners in 1994, four refiners in 1993, and three refiners in 1992 each repre-sented 10 percent or more of consolidated sales. Specifically, sales to these companies amounted to $62.8 million in 1994, $118.5 million in 1993 and $146.9 million in 1992. The company believes that because there are several alternative refiners, each capable of refining the company's products, no adverse effect will result should any of the current refiners discontinue buying the company's products.

NOTE 10  EMPLOYEE PLANS
--------------------------------------------------------------------------------
All company employees are covered by FMC's postretirement health care and life insurance benefit program. Retroactive to January 1, 1992, the company elected early adoption of Statement of Financial
Accounting Standards (SFAS) No. 106, "Employers' Accounting for
Postretirement Benefits Other Than Pensions," which requires accrual of the expected cost of providing postretirement benefits, other than pensions, during the years of employee service. Previously, such costs were generally expensed as paid. The impact of adopting
SFAS No. 106 was immaterial to the company's financial position.
  Employees, other than hourly employees at the Royal Mountain
King operating mine, are included in FMC's employee thrift plan and funded retirement plan. Charges for these benefits were $0.5 million, $1.1 million and $1.3 million in 1994, 1993 and 1992, respectively, and are included in the costs paid under the management services agreement as discussed in Note 12. Hourly employees at Royal
Mountain King participated in a separate thrift and stock purchase plan which is qualified under Section 401(k) of the Internal Revenue
Code. Charges against income for contributions made to this plan were negligible in 1994 and $0.1 million in 1993 and 1992 and are included in the costs paid under the management services agree-ment discussed in Note 12. As of December, 1994, there are no employees under this plan due to closure of the RMK mine in July
1994. The company has no pension obligations other than the payment of charges from FMC under the management services agreement.
  In 1989, the stockholders approved the FMC Gold Company 1988
Long-Term Incentive Compensation Plan, which authorized the Board of Directors of the company (the Board) to grant awards, payable in the form of cash and non-qualified stock options, to key employees of the company if certain specified performance objectives were met over a four-year period ended December 31, 1991. The Board estab-lished as a base performance objective the discovery of a certain quantity of profitable gold reserves.
  During the first quarter of 1992, a cash payment of $0.8 million was made to plan participants related to awards granted in 1988.
The stock options granted in 1988 bear an exercise price ranging from $9.625 to $11.25, the fair market value at the date of grant, and expire May 6, 1998. During 1992, additional options for 223,000 shares of common stock were granted at an exercise price of $4.25 and with an expiration date of April 2007.

NOTE 11  COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------
On May 4, 1994, the company announced plans to invest $57 million to develop the Beartrack property located near Salmon, Idaho. The decision to proceed with the development was based largely on improved project economics and issuance of a biological opinion by the National Marine Fisheries Service ("NMFS") that the proposed
Beartrack mine was "not likely to jeopardize" the continued exis-tence of the endangered salmon. The company has submitted a request to the Army Corps of Engineers ("ACOE") for renewal of one of the permits necessary to complete construction of the Beartrack mine. ACOE is studying that request at this time, and the company is participating actively in ACOE's review.
  On October 21, 1994, the Sierra Club Legal Defense Fund, Inc., on behalf of certain other organizations, sued NMFS and other federal agencies for violation of the Endangered Species Act alleg-ing that NMFS' biological opinion failed to satisfy the requirements of the Act.
  During the third quarter of 1994, the Pacific Rivers Council and the Wilderness Society (the "PRC"), represented by Sierra and others, in a lawsuit filed in Federal District Court in Idaho
(Pacific Rivers Council v. Thomas), sought an injunction against all ongoing and future forest activities which may affect endangered salmon, including mining, within various national forests in Idaho including the Salmon National Forest in which the Beartrack property is located. In that lawsuit, the PRC sought to require the U.S. Forest
Service to consult under the Act with the NMFS regarding existing land resource management plans for the subject forests and their potential impacts on endangered salmon.
  The company, along with other mining and timber companies, has been been granted limited leave to intervene in both lawsuits and filed a memorandum in opposition to the PRC's motion for an injunction at least as it might apply to the Beartrack property based on, inter alia, the fact that the company had already obtained the requisite biological opinion by NMFS and the fact that the Beartrack property is at least 6.5 miles from the closest habitat for salmon.
  On January 12, 1995, the court in the PRC lawsuit entered an order enjoining, among other things, all ongoing and announced mining activities in the Idaho national forests (in which the Beartrack project is located) subject to a determination by the court as to whether an activity may proceed under Sections 7(a)(ii) and 7(d) of the Act. The company and the government have filed appeals from the court's order. On January 25, 1995, the court entered an order staying until March 16, 1995, the effectiveness of the injunction in order to give the Forest Service time in which to complete consultation with NMFS on the Land and Resource Management
Plans for the national forests in Idaho and on March 8, 1995, the court entered an order dissolving the injunction in recognition of the completion of that consultation. The company believes that entry of that order is likely to end its involvement in that lawsuit.
  The company believes that (i) the biological opinion was carefully considered and fully supported by the record and (ii) that it will be permitted to continue its planned activity at the Beartrack site.
However, a different conclusion in the earlier lawsuit could result in suspension of further development and/or operation of the Beartrack property.
  The Beartrack property encompasses approximately 30 square miles of mining claims and contains approximately one million ounces of proven and probable reserves. Capital spent as of the end of 1994 totals $48 million of an expected $57 million for this development.
  During the second quarter of 1994, the company purchased put options and entered into certain forward contracts in connection with gold production from the Beartrack property. The forward contracts are for 23,800 ounces of gold, deliverable between April 1995 and April 1996. The options were purchased for $4 million and provide the company the right to sell gold at an agreed-upon price. The market value of the options as of December 31, 1994 was approximately
$1.1 million. The options are recorded in other assets and will be amortized in accordance with production. The options carry a strike price of $400 per ounce and expire according to the following schedule:

      Options    Expiration
     (ounces)       Date
---------------------------------
      27,000      12/27/95
      43,000      12/27/96
      33,000      12/27/97
      33,000      12/27/98
      32,000      12/27/99
      32,000      12/27/00
      27,000      12/27/01

  The company's mining operations and exploration activities are subject to various federal, state and local laws, and regulations governing protection of the environment. These laws are continually changing and, as a general matter, are becoming more restrictive.
The company's policy is to conduct its business in a manner that safeguards public health and the environment. The company believes that its operations are in compliance with all applicable laws and regulations, and has no reason to believe that compliance problems exist at operations in which it holds a joint-venture interest. To comply with these federal, state and local laws, the company has made and in the future will be required to make capital and operating expenditures on environmental projects. However, the company currently has no environmental projects under development that will require substantial and extraordinary expenditures. Expenditures for environmental projects were not substantial in 1994, nor are they expected to be substantial in 1995.
  The company leases office space and various types of equipment.
Total rent expense under all leases amounted to $0.5 million, $0.6 million and $0.8 million for 1994, 1993 and 1992, respectively. Mini-mum future rentals under noncancellable leases aggregated approxi-mately $1.2 million as of December 31, 1994, and are estimated to be payable $0.5 million in 1995 and $0.4 million in 1996 and $0.3 million in 1997.
  The company has certain contingent liabilities resulting from liti-gation, claims and commitments incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect the financial position or results of operations of the company.

NOTE 12  RELATED PARTY TRANSACTIONS
-------------------------------------------------------------------------------
At December 31, 1994, 80 percent of the outstanding common stock of the company was held by FMC.
  Certain agreements exist between the company and FMC
concerning income taxes (Note 8) and management services.
  Under the management services agreement, the company will be charged at FMC's direct and indirect cost, including allocated over-
head, for certain general, administrative and other services provided by FMC. Overhead allocations of $1.6 million, $2.6 million and
$3.1 million in 1994, 1993 and 1992, respectively, are based generally on the level of company sales to aggregate FMC sales. The company's management believes that all determinations with respect to direct and indirect costs, including allocated overhead, have been made in a manner which is fair and reasonable under the circumstances.
  In addition, the agreement states that either the company or FMC may borrow up to $50 million from the other on a short-term demand basis. Borrowings exceeding $50 million are made upon the review and approval of the lending company. All such borrowings are payable on a demand basis and bear interest at a floating rate equal to FMC's current weighted average rate on its borrowings under its credit facilities, or its investing rate, for the relevant period. The company's management believes that any demand for repayment of borrowings by FMC under the management services agreement is legally enforceable. During 1994, FMC decreased total borrowings from the company by $47.0 million, ending the year with a balance of $120.3 million (consisting of four notes with varying maturities), and paid $8.7 million in interest at an average rate of 6.0 percent.
During the year, the highest outstanding balance owed was $171.0 million. The company believes it has received an equal or better yield on its loans to FMC than it could have received from comparable investments and plans to continue this cash management arrange-
ment in the future. The company is an unsecured creditor of FMC, and as such it receives the same treatment as any other FMC unsecured creditor. At year-end, FMC's cash on hand and available credit lines were more than adequate to allow repayment of these loans.
  FMC is obligated under a $75 million issue of exchangeable senior subordinated debentures in Europe. The debentures bear interest at 6-3/4 percent and are exchangeable at $15-1/8 per share, subject to change as defined in the offering circular, into common stock of the company currently held by FMC. If exchanged at $15-1/8, non-FMC ownership of the company would increase to 28 percent.
  The following schedule recaps the activity of indebtedness to and from FMC in 1994, 1993 and 1992.
--------------------------------------------------------
                                 Loan due    Amounts due
(In thousands)                   from FMC  from (to) FMC
--------------------------------------------------------
Balance December 31, 1991        $127,000        $(1,492)
Increase in amounts loaned         95,500
Interest charges                                   5,962
Payments made by FMC for
  FMC Gold                                        (6,282)
Charges from FMC for services
  and materials                                   (5,739)
Payments made                                     12,143
Payments received                 (67,674)        (5,974)
--------------------------------------------------------
Balance December 31, 1992         154,826         (1,382)
Increase in amounts loaned         94,500
Interest charges                                   8,297
Payments made by FMC for
  FMC Gold                                       (11,543)
Charges from FMC for services
  and materials                                   (5,492)
Payments made                                     16,816
Payments received                 (82,000)        (7,765)
--------------------------------------------------------
Balance December 31, 1993         167,326         (1,069)
Increase in amounts loaned         50,000
Interest charges                                   8,677
Payments made by FMC for
  FMC Gold                                       (11,888)
Charges from FMC for services
  and materials                                   (4,468)
Payments made                                     16,793
Payments received                 (97,000)        (8,639)
--------------------------------------------------------
Balance December 31, 1994        $120,326        $  (594)
========================================================

  The company purchases liquid sodium cyanide from the Alkali Chemicals Division of FMC. Such purchases amounted to $1.9 million, $2.0 million and $1.0 million in 1994, 1993 and 1992, respectively. Contracts are in effect to purchase sodium cyanide through 1995. The purchases from FMC were transacted on terms no less favorable to the company than those which the company believes could have been obtained from an unaffiliated third party.
  FMC, as controlling stockholder, will be able to control all deci-sions with respect to the use of cash generated by the company, including dividend policy. Any determination as to the use of cash generated by the company may be affected by factors related to FMC's cash requirements, which may differ from those of other stockholders of the company and may conflict with the use that the company would otherwise make of its cash, such as for new exploration or the funding of development activity. No such conflict is presently anticipated.
  FMC has engaged in hedging transactions with respect to its portion of production of precious metals. FMC may engage in such transactions in the future for its own account as a means of offsetting the decline in the company's income that could result if gold or silver prices should decrease.

INDEPENDENT AUDITORS' REPORT
--------------------------------------------------------------------------------
[LOGO OF KPMG PEAT MARWICK LLP]

The Board of Directors and Stockholders,
FMC Gold Company:

We have audited the consolidated balance sheets of FMC Gold
Company and consolidated subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the company's man-agement. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and per-form the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reason-able basis for our opinion.
  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FMC Gold Company and consolidated subsidiaries at December 31,
1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December
31, 1994 in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Salt Lake City, Utah
January 20, 1995



MANAGEMENT REPORT ON FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

The consolidated financial statements and related information were prepared by management, which is responsible for the integrity and objectivity of that information. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contin-gent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
  FMC Gold maintains a system of internal control over financial reporting and over safeguarding of assets against unauthorized acquisition, use or disposition which is designed to provide reason-able assurance as to the reliability of financial records and the safeguarding of such assets. The system is maintained by the selection and training of qualified personnel, by establishing and communicating sound accounting and business policies, and by an internal auditing program which constantly evaluates the adequacy and effectiveness of such internal controls, policies and procedures.
  The Audit Committee of the Board of Directors, composed of out-side directors of the company, inquires into the company's financial and accounting organization, accounting controls and the quality of financial reporting. The independent auditors and the internal auditors have free access to the Audit Committee to discuss their audits.


/s/ Steven E. Baginski

Steven E. Baginski
Vice President--Finance

Reno, Nevada
January 20, 1995

FIVE-YEAR FINANCIAL SUMMARY
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
(In millions, except per share,
employee and stockholder data)                   1994      1993      1992      1991      1990
---------------------------------------------------------------------------------------------
Summary of earnings
Sales                                          $ 63.4     118.9     150.0     139.4     153.0
---------------------------------------------------------------------------------------------
Cost of sales                                    53.8      96.8     120.0     117.9      88.8
Exploration costs                                11.2      14.4      12.2      12.6      14.7
Selling, general and administrative expenses      6.5       7.0       7.6       7.5       8.5
Write-downs and other charges                      --      60.6        --        --        --
---------------------------------------------------------------------------------------------
Total costs and expenses                         71.5     178.8     139.8     138.0     112.0
---------------------------------------------------------------------------------------------
Earnings (loss) before interest and taxes        (8.1)    (59.9)     10.2       1.4      41.0
---------------------------------------------------------------------------------------------
Interest income                                   8.7       8.3       6.0       7.8       8.0
---------------------------------------------------------------------------------------------
Income (loss) before income taxes                 0.6     (51.6)     16.2       9.2      49.0
Provision (benefit) for income taxes              0.4      (0.3)      1.8       2.2       9.6
---------------------------------------------------------------------------------------------
Net income (loss)                              $  0.2     (51.3)     14.4       7.0      39.4
=============================================================================================
Share data
Average number of common shares used in
  earnings per share computations                73.5      73.5      73.5      73.5      70.5
Earnings (loss) per common share               $   --     (0.70)     0.20      0.10      0.56
---------------------------------------------------------------------------------------------
Financial position at December 31
Property, plant and equipment, at cost         $298.9     246.1     282.5     265.7     242.7
Accumulated depreciation and amortization      $197.7     185.5     161.6     132.7     102.3
Total assets                                   $235.1     238.6     291.9     275.2     267.8
Stockholders' equity                           $196.1     199.6     254.6     243.8     240.5
---------------------------------------------------------------------------------------------
Other data
Capital expenditures                           $ 56.2      18.5      19.0      19.4      18.8
Provision for depreciation and amortization    $ 15.3      25.8      30.7      31.5      23.0
Total dividends                                $  3.7       3.7       3.7       3.7       3.7
Employees at year-end                             185       238       442       473       500
Stockholders of record at year-end                847       940       960       990       825
=============================================================================================

DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------
BOARD OF DIRECTORS

Larry D. Brady
Chairman of the Board and
Chief Executive Officer; also President
FMC Corporation

Robert N. Burt
Chairman of the Board
and Chief Executive Officer
FMC Corporation

Paul L. Davies, Jr. (1)
President
Lakeside Corporation

Nha D. Hoang
Vice President-International

Brian J. Kennedy
President and Chief Operating Officer

Edmund W. Littlefield (1)
Retired Chairman of
Utah International, Inc.

(1) Audit and Compensation Committees


--------------------------------------------------------------------------------
OFFICERS

Larry D. Brady
Chairman of the Board and
Chief Executive Officer

Brian J. Kennedy
President and Chief Operating Officer

Steven E. Baginski
Vice President-Finance,
Treasurer and Assistant Secretary

Donald L. Beckwith
Vice President-Operations

Robert L. Day
Secretary and General Counsel

Nha D. Hoang
Vice President-International

24